Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 30, 2004

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on April 30, 2004, entitled "Annual general meeting in Statoil ASA, 5 May 2004".

Annual general meeting in Statoil ASA, 5 May 2004

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the annual general meeting of Statoil ASA will be held on
Wednesday 5 May 2004 at 5.30pm
in Stavanger Forum, Gunnar Warebergsgate 13, Stavanger, Norway.

AGENDA
1. Opening of the annual general meeting by the chair of the corporate assembly.
2. Registration of attending shareholders and proxies.
3. Election of a chair of the meeting.
4. Election of a person to co-sign the minutes together with the chair of the meeting.
5. Approval of the notice and the agenda.
6. Approval of the annual report and accounts for Statoil ASA and the Statoil group for 2003, including the board of directors’ proposal of a dividend of NOK 2.95 per share.
7. Determination of remuneration for the company’s auditor.
8. Determination of remuneration for the members of the corporate assembly.
9. Determination of remuneration for the election committee.
10. Election of members and deputies for the corporate assembly.
11. Election of two members for the election committee.
12. Authorisation to acquire own shares in order to implement a share investment plan for employees.

It is proposed that the board, on behalf of Statoil, is given authority to acquire shares in the market with the purpose of establishing a permanent share investment plan for the group. The purpose of this plan is to strengthen a good business culture and encourage loyalty through employees becoming partowners of the company. In line with its competitors, Statoil wishes to establish a share investment plan equal for all employees, whereby the employees, through regular salary deductions, may invest up to five per cent of their basic salary in shares. After a lock-in period of at least two calendar years, one extra share will be awarded for every two shares purchased.

Proposed resolution:
“A. The board of directors is authorised on behalf of the company to acquire Statoil shares in the market. The authorisation may be used to acquire Statoil shares with an overall nominal value of up to NOK 10,000,000.

B. The board will decide the manner in which the acquisition of Statoil shares in the market will take place. Such shares acquired in accordance with the authorisation may only be used for sale and transfer to employees of the Statoil group as part of the group’s share investment plan approved by the board.

C. The lowest amount which may be paid per share is the nominal value; the highest amount which may be paid per share is a maximum of 50 times the nominal value.

D. The authorisation will apply for 18 months from the date of the annual general meeting.”

ATTENDANCE AT THE ANNUAL GENERAL MEETING
Shareholders who wish to participate in the annual general meeting, either in person or by proxy, are requested to complete and return the enclosed attendance and proxy form, by Friday 30 April 2004 at 12:00 noon.

Stavanger, 31 March 2004

Jannik Lindbæk
Chair of the board of directors
(sign.)

Contact persons:
Mari Thjømøe, vice president for investor relations, + 47 51 99 77 90 (office), + 47 90 77 78 24 (mobile).
Thore E Kristiansen, investor relations, +1 203 97 86 950 (office) +47 91 66 46 59 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: April 30, 2004	By:	/S/ Eldar Sætre Eldar Sætre Acting Chief Financial Officer